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                            April 10, 2023

       Daniella Turenshine
       Chief Financial Officer
       FIGS, Inc.
       2834 Colorado Avenue
       Suite 100
       Santa Monica , CA 90404

                                                        Re: FIGS, Inc.
                                                            Form 10-K For the
Year Ended December 31, 2022
                                                            Filed February 28,
2023
                                                            File No. 001-40448

       Dear Daniella Turenshine:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K For the Year Ended December 31, 2022

       Key Operating Metrics and Non-GAAP Financial Measures
       Adjusted EBITDA and Adjusted EBITDA Margin, page 63

   1. We note in your 2022 Form 10-K and your Fourth Quarter 2022 Earnings Release that your Net Income, as
Adjusted and Adjusted EBITDA reconciliation includes an
                                                        adjustment for legal
fees which appear to be normal, recurring, cash operating expenses of your company. Please
tell us and disclose the specific facts and circumstances related to these costs and the
reasons why you believe eliminating them in your Non-GAAP
                                                        financial measures is
meaningful and appropriate. Please refer to Question 100.01 of the
                                                        SEC's Compliance and
Disclosure Interpretations for Non-GAAP measures for guidance.
 Daniella Turenshine
FirstName
FIGS, Inc. LastNameDaniella Turenshine
Comapany
April       NameFIGS, Inc.
       10, 2023
April 210, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or 202-551-5004 at 202-551-3723 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing